ARENA RESOURCES, INC.
6555 S. Lewis, Avenue
Tulsa, Oklahoma 74136

August 1, 2008

Via Fax 202-772-9369 and Overnight Courier
Ms. Jill Davis, Branch Chief
Mr. John Cannarella
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	Arena Resources, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 12, 2008 File No. 001-31657

Dear Ms. Davis and Mr. Cannarella:

                This letter is written in response to your correspondence of July 11, 2008 and the comments of the SEC staff contained therein. Our responses are numbered below to correspond to the paragraphs contained in your July 11, 2008 letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Business Development, page 4

1.         The following is the reconciliation of PV10 to Standardized Measure of Discounted Future Net Cash Flows:

Total net sales	$4,634,645,500
Total costs of production	(790,284,047)
Total future development cost	(321,485,125)

Non-discounted future net cash flows	$3,522,876,328
Time value discount of future net cash flows	(1,541,318,953)

PV-10 value per reserve report	$1,981,557,375

Income tax impact of future net cash flows	(991,727,804)
Adjusted time value resulting from income tax impact	286,336,783

Standardized Measure of Discounted Cash Flows	$1,276,166,354

United States Securities and Exchange Commission
August 1, 2008

Summary of Oil and Natural Gas Properties and Projects, page 17

2.         At the inception and during the implementation of a waterflood, costs of implementing and establishing the waterflood are capitalized as part of ‘Oil and gas properties subject to amortization,’ in accordance with applicable accounting standards. These costs include drilling of additional wells, conversion of existing wells to injection wells, installation of waterlines, installation of additional tanks to facilitate water injection and any other costs to implement a waterflood. The costs of operating the waterflood once water injection has begun are expensed as they are incurred.

Engineering Comments

Properties, Page 14

General Background, page 14

3.         The information which we presented on page 14 was intended to reflect the Company’s actual costs incurred related to the acquisition and development to date of the properties in question. This disclosure was not intended or described as being an estimate of the costs to develop all of the properties.

If the estimated future development costs are including in this calculation, the average acquisition/drilling costs become $11.58 per BOE. This is based on net capitalized costs ($320,157,449) plus future estimated development costs ($321,485,125), divided by our reserves in BOE (55,425,711).

However, if the Company includes these estimated development costs in this disclosure, then we believe the disclosure does not accurately reflect our intention to provide a true reflection of our incurred costs to date. If it is determined that the inclusion of the estimated development costs is necessary, we will do so on all future filings, and revise the narrative description as appropriate to identify all costs included in the calculation.

Proved Reserves, page 16

4.         The following documentation is submitted in response to the staff’s comments/request contained in Item 4 of the July 11 correspondence. Hard copies of actual maps, graphs and data sheets are included with this response correspondence, together with a CD containing all exhibits in electronic format.

Exhibit 1, hard copy of “Estimated Reserves and Future Net Revenue, Oil & Gas Properties Located in Kansas, New Mexico, Oklahoma and Texas, Interests Owned by ARENA RESOURCES, INC. Effective Date, December 31, 1997”, as prepared by Lee Keeling and Associates — Volume I, II, and III.

Exhibit 2, CD of “Estimated Reserves and Future Net Revenue, Oil & Gas Properties Located in Kansas, New Mexico, Oklahoma and Texas, Interests Owned by ARENA RESOURCES, INC. Effective Date, December 31, 1997”, as prepared by Lee Keeling and Associates — Volume I, II, and III.

a.)	One-line summary recaps for each property sorted by field with proved developed segregated into producing and non-producing properties — see Volume I of Exhibit 1 or 2, Schedule 3.

One-line summary recaps for each property sorted by present worth within each proved reserve category with proved developed segregated into producing and non-producing properties — see Volume I of Exhibit 1 or 2, Schedule 2.

United States Securities and Exchange Commission
August 1, 2008

b.)	Total company summary forecasts for each proved reserve category — see Volume I of Exhibit 1 or 2, Schedule 1.

c.)	Individual income forecasts for each of the two largest properties (net equivalent reserve basis) for proved developed; for the largest property (East Hobbs San Andres Unit, Lea County, New Mexico) — see Exhibit 1 or 2, V. I, pg. 36 for proved developed producing and page 37 for proved developed nonproducing. For the second largest proved developed property (South Fuhrman Mascho Unit, Andrews County, Texas) — see Exhibit 1 or 2, V. III, pg. 418 for proved developed producing and pg. 419 for proved developed nonproducing.

Individual income forecasts for each of the two largest properties (net equivalent reserve basis) in the proved undeveloped category — for largest proved undeveloped category (East Hobbs San Andres Unit, Lea County, New Mexico) — see Exhibit 1 or 2, V. I, pg. 38 for proved undeveloped and page 39 for proved undeveloped secondary. For the second largest proved undeveloped property (Thornberry Unit (proposed), Andrews County, Texas) — see Exhibit 1 or 2, V. III, pg. 677.

Itemized development cost estimates for proved undeveloped for the East Hobbs San Andres Unit are presented as Exhibit 3 (proved undeveloped) and Exhibit 4 (proved undeveloped secondary) for East Hobbs San Andres Unit. Itemized development cost estimates for proved undeveloped for the Thornberry Unit (proposed) are enclosed as Exhibit 5.

d.)	Engineering exhibits for each of the four largest properties (two largest proved developed — East Hobbs San Andres Unit and South Fuhrman Mascho San Andres Unit, and two largest proved undeveloped — East Hobbs San Andres Unit and Thornberry Unit (Proposed)) are as follows:

East Hobbs San Andres Unit proved developed
Exhibit 6—Base Map
Exhibit 7—Curve with oil production, gas production, water production, injection, well count, water-oil ratio, gas-oil ratio, oil cut, and injection/(oil+water)
Exhibit 8—Top P1 Zone
Exhibit 9—P1B Zone Net Porosity Map
Exhibit 10—Top P2 Zone
Exhibit 11—P2 Zone Net Porosity Map
Exhibit 12—Top P3 Zone
Exhibit 13—P3 Zone Net Porosity Map
Exhibit 14—Top P4 Zone
Exhibit 15—P4 Zone Net Porosity Map
Exhibit 16—Top RX5LWR Zone
Exhibit 17—Volumetric Calculations--Original Oil in Place (OOIP)
Exhibit 18—Recovery Analysis
Exhibit 19—Oil Cut v. Cumulative
Exhibit 20—Cost Estimate Proved Developed

United States Securities and Exchange Commission
August 1, 2008

South Fuhrman Mascho San Andres Unit proved developed
Exhibit 21—Base Map
Exhibit 22—Curve with oil production, gas production, water production, injection, well count, water-oil ratio, gas-oil ratio, oil cut, and injection/(oil+water)
Exhibit 23—Structure Map, Top of the Lower Grayburg
Exhibit 24—Isopach Map, Gross Grayburg-San Andres
Exhibit 25—Volumetric Calculations—OOIP
Exhibit 26—Recovery Analysis—Porous Net
Exhibit 27—Recovery Analysis—Total Gross
Exhibit 28—Oil Cut v. Cumulative Oil
Exhibit 29—Cost Estimate Proved Developed Nonproducing

East Hobbs San Andres Unit proved undeveloped
Exhibit 30—Proved Undeveloped Injection Well Conversions Map
See Exhibits 7-19

Thornberry Unit (Proposed) proved undeveloped
Exhibit 31—Base Map
Exhibit 32—Structure Map, Top of the Lower Grayburg
Exhibit 33—Isopach Map, Lower Gross Grayburg-San Andres
Exhibit 34—Volumetric Calculations—OOIP
Exhibit 35—Historical, EUR Recovery, Analysis Based on Production
Exhibit 36—Recovery Analysis

Estimated Costs Related to Conversion of Proved Undeveloped Reserves to Proved Developed Reserves, page 16

5.         The table on page 16 reflects estimated costs to convert “proved undeveloped” properties to “proved developed” properties. The difference between the “Estimated Development Costs” in the table and the standardized measure presentation on page 78 exists because approximately $20 million of “development costs” included in our reserve report relate specifically to reserves that are not “undeveloped”. Specifically, $16 million is included in our reserve report relating to Proved Development Non-Producing reserves and an additional $4.1 million is included in the reserve report relating to Proved Developed Behind-Pipe. These costs were not included in the table on page 16 because they do not relate to the conversion of reserves from the category of “undeveloped” to “developed”.

Production History, page 19

6.         A new line item in the table on page 19 separately identifying “production taxes per BOE” would include the following information:

2005 – $3.82 2006 – $3.29 2007 – $3.61

United States Securities and Exchange Commission
August 1, 2008

A line item for the “production taxes per BOE” will be added to all future filings whenever disclosing similar information.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page 77

Changes in Standardized Measure of Discounted Future Net Cash Flows, page 78

7.         The table on page 78 reflects the “Changes in Standardized Measure of Discounted Future Net Cash Flows” [emphasis ours]. These figures do not represent directly comparable “costs incurred”, but rather the changes in the Standardized Measure as a result of the actual costs incurred. Specifically, based on our reserve analysis, the estimated $113 million expended for development costs during 2007 resulted in an increase in our Standardized Measure of Discounted Future New Cash Flows of approximately $362 million.

Closing Comments

                The Company acknowledges the following in connection with this response that:

                (a)        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                (b)        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                (c)        the Company may not assert staff comments as a defense in any proceeding, initiated by the Commission or any person under the federal securities laws of the United States.

                We believe this addresses the comments submitted on July 11, 2008. If you have further questions or comments that you believe can be resolved telephonically, please feel free to contact the undersigned at the number noted above.

Very truly yours, /s/ Phillip W. Terry President

C: Kenneth E. Dornblaser, Esq.